October 7, 2014

Securities and Exchange Commission

Attention: Filing Room

100 F Street Northeast

Washington, DC  20549

Re: ETFis Series Trust I (the “Trust”), SEC File 811-22819

Dear Sir or Madam:

Enclosed for filing on behalf of the above-referenced registered investment management company pursuant to Rule 17g-1 of the Investment Company Act of 1940 are the following:

(i)	A copy of the Trust’s Fidelity Bond Policy, effective January 1, 2014, issued by the Chubb Group of Insurance Companies (the “Bond”) insuring the Trust through the period ending January 1, 2015, attached under Exhibit 1;

(ii)	A copy of the resolutions of a majority of Trustees of the Trust who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the Bond, attached under Exhibit 2; and

(iii)	Premium for the Bond in the amount of $800.00 has been appropriately paid from January 1, 2014 through the period ending January 1, 2015.

If there are any questions regarding this filing, please contact the undersigned at 212-593-4383.

Very truly yours,

/s/ William J. Smalley

William J. Smalley

President